Exhibit 99.2

ORLA MINING LTD.

(the “Company”)

REPORT ON VOTING RESULTS

(Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

The following is the Report on Voting Results for the Annual General and Special Meeting of Shareholders of the Company held on Friday, May 14, 2021 (the “Meeting”). All matters placed before the shareholders for consideration at the Meeting were approved.

MATTER VOTED UPON	VOTING RESULTS		OUTCOME OF VOTE

1. Election of Directors:	FOR	WITHHELD
Charles Jeannes	159,235,659 (90.75%)	16,236,686 (9.25%)	Carried
Jason Simpson	171,337,399 (97.64%)	4,134,946 (2.36%)	Carried
Richard Hall	174,827,645 (99.63%)	644,701 (0.37%)	Carried
Jean Robitaille	164,184,535 (93.57%)	11,287,811 (6.43%)	Carried
George Albino	171,324,430 (97.64%)	4,147,915 (2.36%)	Carried
Tim Haldane	175,116,845 (99.80%)	355,501 (0.20%)	Carried
David Stephens	163,841,705 (93.37%)	11,630,641 (6.63%)	Carried
Elizabeth McGregor	167,478,270 (95.44%)	7,994,076 (4.56%)	Carried
Eric Colby	168,180,809 (95.84%)	7,291,536 (4.16%)	Carried

	FOR	WITHHELD
2. Appointment of Auditors: Appointment of Ernst & Young LLP as Auditors of the Company for the ensuing year and authorizing the Board of Directors to fix their remuneration.	182,507,216 (99.98%)	29,807 (0.02%)	Carried

	FOR	AGAINST
3. Approval of Unallocated Stock Options under Stock Option Plan: To approve unallocated stock options under the Company’s Stock Option Plan.	160,920,283 (91.71%)	14,552,063 (8.29%)	Carried

DATED at Vancouver, British Columbia, this 14th day of May, 2021.
ORLA MINING LTD.
Per:	“Christine Gregory”
Christine Gregory
Corporate Secretary